UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

BLOCKBUSTER INC.
(Name of Issuer)
Class B Common Stock, par value $0.01 per share
(Title of Class of Securities)
093679 20 7
(CUSIP Number)

Suzanne Present Marlin Sams Fund, L.P. 645 Fifth Avenue New York, New York 10022 (212) 843-0542
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 093679 20 7	13D	Page 2 of 18 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: MARLIN SAMS FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 1,400,000 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 1,400,000 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 093679 20 7	13D	Page 3 of 18 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: WILLIAM M. SAMS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 2,200,000 SHARED VOTING POWER 1,400,000 SOLE DISPOSITIVE POWER 2,200,000 SHARED DISPOSITIVE POWER 1,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 093679 20 7	13D	Page 4 of 18 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: SUZANNE PRESENT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 1,400,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 1,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 093679 20 7	13D	Page 5 of 18 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: MARLIN SAMS GENPAR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 1,400,000 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 1,400,000 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 093679 20 7	13D	Page 6 of 18 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: GLADWYNE MARLIN GENPAR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 1,400,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 1,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 093679 20 7	13D	Page 7 of 18 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: MICHAEL SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 1,400,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 1,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 093679 20 7	13D	Page 8 of 18 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: CANDICE McCURDY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 100,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 093679 20 7	13D	Page 9 of 18 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: CHAD McCURDY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 100,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 093679 20 7	13D	Page 10 of 18 Pages

Item 1.     Security and Issuer.

This Statement on Schedule 13D relates to the Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”), of Blockbuster Inc., a Delaware corporation (the “Company”). The address of the principal executive office of the Company is 1201 Elm Street, Dallas, Texas 75270.

Item 2.     Identity and Background.

This Statement is being filed by the following persons (collectively, the “Reporting Persons”):

1. Marlin Sams Fund, L.P., a Delaware limited partnership (the “Fund”);

2. Marlin Sams GenPar, LLC, a Delaware limited liability company and the general partner of the Fund (the “General Partner”);

3. William M. Sams, a member of the General Partner (“Sams”);

4. Gladwyne Marlin GenPar, LLC, a member of the General Partner (“Gladwyne”);

5. Suzanne Present, a member of Gladwyne;

6. Michael Solomon, a member of Gladwyne;

7. Candice McCurdy, Sams’ daughter; and

8. Chad McCurdy, Candice McCurdy’s husband.

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

An aggregate of 2,200,000 shares of Class B Common Stock were purchased by the Reporting Persons for an aggregate purchase price of $3,424,631.11. Such shares were purchased using cash on hand.

CUSIP No. 093679 20 7	13D	Page 11 of 18 Pages

Item 4.     Purpose of Transaction.

The Reporting Persons acquired the Class B Common Stock reported herein primarily for investment purposes. In addition, the Reporting Persons beneficially own , directly or indirectly, shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock,” and together with the Class B Common Stock, the “Common Stock”), of the Company. The Reporting Persons may engage in communications with, without limitation, one or more stockholders of the Company, management of the Company, one or more members of the board of directors of the Company, and may make suggestions concerning the Company’s management and board composition, operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investment in the Common Stock of the Company.

Each Reporting Person expects that it will, from time to time, review its investment position in the Company and may, depending on the Company’s performance and other market conditions, increase or decrease its investment position in the Common Stock of the Company. The Reporting Persons may, from time to time, make additional purchases of Common Stock or may sell Common Stock, either in the open market or in privately-negotiated transactions. Whether the Reporting Persons purchase any additional shares of Common Stock or dispose of any shares of Common Stock, and the amount and timing of any such transactions, will depend upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of the Common Stock for purchase at particular price levels, the Company’s and the particular Reporting Person’s business and prospects, other business investment opportunities available to the particular Reporting Person, economic conditions, stock market conditions, money market conditions, the actions of the Board of Directors, management of the Company and other stockholders of the Company, the availability and nature of opportunities to dispose of the particular Reporting Person’s interest in the Company, to realize trading profits or minimize trading losses, and other plans and requirements of the particular Reporting Person. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Common Stock

CUSIP No. 093679 20 7	13D	Page 12 of 18 Pages

and/or enter into derivative transactions with institutional counterparties with respect to the Company’s securities, including the Common Stock.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934.

Item 5.     Interest in Securities of the Issuer.

(a)

The aggregate percentage of shares of Class B Common Stock reported as owned by each Reporting Person is based upon 72,000,000 shares of Class B Common Stock outstanding as of August 8, 2008, which is the total number of shares of Class B Common Stock outstanding as of such date as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on August 15, 2008. Based on calculations made in accordance with Rule 13d-3(d), (i) the Fund, the General Partner, Gladwyne, Suzanne Present and Michael Solomon may be deemed to beneficially own 1,400,000 shares of Class B Common Stock, approximately 1.9% of the outstanding shares of Class B Common Stock; (ii) Sams may be deemed to beneficially own 3,600,000 shares of Class B Common Stock, approximately 5.0% of the outstanding shares of Class B Common Stock; and (iii) Candice McCurdy and Chad McCurdy may be deemed to beneficially own 100,000 shares of Class B Common Stock, approximately 0.1% of the outstanding shares of Class B Common Stock.

(b)

(i)                    Each of the Fund and the General Partner may be deemed to have sole power to direct the voting and disposition of 1,400,000 shares of Class B Common Stock that are directly owned by the Fund.

(ii)                   Sams may be deemed to have the sole power to direct the voting and disposition of 2,200,000 shares of Class B Common Stock that are directly owned by him. By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, Sams may be deemed to share the power to direct the voting and disposition of 1,400,000 shares of Class B Common Stock that are directly owned by the Fund.

CUSIP No. 093679 20 7	13D	Page 13 of 18 Pages

(iii)                  By virtue of the relationship between and among the Reporting Persons described in Item 2 of this Schedule 13D, Gladwyne may be deemed to share the power to direct the voting and disposition of 1,400,000 shares of Class B Common Stock that are directly owned by the Fund.

(iv)                  By virtue of the relationship between and among the Reporting Persons described in Item 2 of this Schedule 13D, Suzanne Present may be deemed to share the power to direct the voting and disposition of 1,400,000 shares of Class B Common Stock that are directly owned by the Fund.

(v)                   By virtue of the relationship between and among the Reporting Persons described in Item 2 of this Schedule 13D, Michael Solomon may be deemed to share the power to direct the voting and disposition of 1,400,000 shares of Class B Common Stock that are directly owned by the Fund.

(vi)                  By virtue of the relationship between and among the Reporting Persons described in Item 2 of this Schedule 13D, Candice McCurdy and Chad McCurdy may be deemed to share the power to direct the voting and disposition of 100,000 shares of Class B Common Stock held in a joint account.

(c)

Except as set forth in this Item 5(c), Item 3 or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in shares of Class B Common Stock during the past 60 days. The dates upon which the Class B Common Stock was purchased, the number of shares of Class B Common Stock purchased and the price per share for all transactions in the shares of Class B Common Stock in the past 60 days by Reporting Persons are set forth on the table below:

CUSIP No. 093679 20 7	13D	Page 14 of 18 Pages

Marlin Sams Fund, L.P.
Trade Date	Class B Common Stock	Price Per Share
8/19/2008	200,000	$1.7500
8/26/2008	80,000	$1.6500
8/27/2008	100	$1.6500
9/23/2008	100,000	$1.4950
9/24/2008	19,900	$1.4573
9/24/2008	200,000	$1.4600
9/26/2008	100,000	$1.3156
10/10/2008	20,600	$0.7461
10/13/2008	37,133	$0.7500
10/15/2008	1,200	$0.6500
10/16/2008	241,067	$0.6239

William M. Sams
Trade Date	Class B Common Stock	Price Per Share
8/19/2008	600,000	$1.7500
9/29/2008	100,000	$1.2182

Candice McCurdy and Chad McCurdy
Trade Date	Class B Common Stock	Price Per Share
10/27/2008	100,000	$0.500

(d)

No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Class B Common Stock of the Company owned by any member of the group.

(e)	Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Not applicable.

Item 7.     Materials to be Filed as Exhibits.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 093679 20 7	13D	Page 15 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2008

MARLIN SAMS FUND, L.P.
By:	Marlin Sams Genpar, LLC Its general partner
By:	Gladwyne Marlin GenPar, LLC A managing member
By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

MARLIN SAMS GENPAR, LLC
By:	Gladwyne Marlin GenPar, LLC A managing member
By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

WILLIAM M. SAMS
/s/ William M. Sams

GLADWYNE MARLIN GENPAR, LLC
By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

CUSIP 83616W101	Page 16 of 18 Pages

SCHEDULE 13D

SUZANNE PRESENT
/s/ Suzanne Present

MICHAEL SOLOMON
/s/ Michael Solomon

CANDICE MCCURDY
/s/ Candice McCurdy

CHAD MCCURDY
/s/ Chad McCurdy

CUSIP No. 093679 20 7	13D	Page 17 of 18 Pages

EXHIBIT 1

to SCHEDULE 13D

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13D-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: October 27, 2008

MARLIN SAMS FUND, L.P.
By:	Marlin Sams Genpar, LLC Its general partner
By:	Gladwyne Marlin GenPar, LLC A managing member
By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

MARLIN SAMS GENPAR, LLC
By:	Gladwyne Marlin GenPar, LLC A managing member
By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

WILLIAM M. SAMS
/s/ William M. Sams

CUSIP No. 093679 20 7	13D	Page 18 of 18 Pages

GLADWYNE MARLIN GENPAR, LLC
By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

SUZANNE PRESENT
/s/ Suzanne Present

MICHAEL SOLOMON
/s/ Michael Solomon

CANDICE MCCURDY
/s/ Candice McCurdy

CHAD MCCURDY
/s/ Chad McCurdy